UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

PROTAGONIST THERAPEUTICS, INC.
(Name of Issuer)

Common Stock, $0.00001 par value per share
(Title of Class of Securities)

74366E 102
(CUSIP Number)

S. Edward Torres
Lilly Ventures Fund I, LLC
115 West Washington Street, Suite 1680-South
Indianapolis, IN 46204

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 16, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 74366E 102	Page 2 of 18

1	NAMES OF REPORTING PERSONS: Lilly Ventures Fund I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒1 (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,099,4822
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,099,4822
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,099,4822
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.9%3
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1
Lilly Ventures Fund I, LLC (“LVF1”), LV Management Group, LLC (“LV Management”), S. Edward Torres, Steven E. Hall, Ph.D. and Armen B. Shanafelt, Ph.D. (collectively, the “Reporting Persons”) may be considered members of a group for purposes of this Schedule 13D.

CUSIP 74366E 102	Page 3 of 18

2
As described in Item 5 below, the Reporting Persons beneficially own 2,099,482 shares of the Issuer’s Common Stock.  All of these shares are held by LVF1.  LV Management is the management company for LVF1 and has voting and dispositive power over the shares held by LVF1.  LV Management’s voting and dispositive decisions with respect to the shares held by LVF1 are made by LV Management’s management committee, which consists of Mr. Torres and Drs. Hall and Shanafelt. As such, each of the Reporting Persons share voting and dispositive power with respect to the shares held by LVF1.

3
This percentage is calculated based upon 16,323,551 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s Prospectus dated August 10, 2016 and filed with the Securities and Exchange Commission on August 12, 2016.

CUSIP 74366E 102	Page 4 of 18

1	NAMES OF REPORTING PERSONS: LV Management Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒1 (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,099,4822
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,099,4822
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,099,4822
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.9%3
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1
Lilly Ventures Fund I, LLC (“LVF1”), LV Management Group, LLC (“LV Management”), S. Edward Torres, Steven E. Hall, Ph.D. and Armen B. Shanafelt, Ph.D. (collectively, the “Reporting Persons”) may be considered members of a group for purposes of this Schedule 13D.

CUSIP 74366E 102	Page 5 of 18

2
As described in Item 5 below, the Reporting Persons beneficially own 2,099,482 shares of the Issuer’s Common Stock.  All of these shares are held by LVF1.  LV Management is the management company for LVF1 and has voting and dispositive power over the shares held by LVF1.  LV Management’s voting and dispositive decisions with respect to the shares held by LVF1 are made by LV Management’s management committee, which consists of Mr. Torres and Drs. Hall and Shanafelt. As such, each of the Reporting Persons share voting and dispositive power with respect to the shares held by LVF1.

3
This percentage is calculated based upon 16,323,551 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s Prospectus dated August 10, 2016 and filed with the Securities and Exchange Commission on August 12, 2016.

CUSIP 74366E 102	Page 6 of 18

1	NAMES OF REPORTING PERSONS: S. Edward Torres
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒1 (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,099,4822
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,099,4822
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,099,4822
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.9%3
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

1
Lilly Ventures Fund I, LLC (“LVF1”), LV Management Group, LLC (“LV Management”), S. Edward Torres, Steven E. Hall, Ph.D. and Armen B. Shanafelt, Ph.D. (collectively, the “Reporting Persons”) may be considered members of a group for purposes of this Schedule 13D.

CUSIP 74366E 102	Page 7 of 18

2
As described in Item 5 below, the Reporting Persons beneficially own 2,099,482 shares of the Issuer’s Common Stock.  All of these shares are held by LVF1.  LV Management is the management company for LVF1 and has voting and dispositive power over the shares held by LVF1.  LV Management’s voting and dispositive decisions with respect to the shares held by LVF1 are made by LV Management’s management committee, which consists of Mr. Torres and Drs. Hall and Shanafelt. As such, each of the Reporting Persons share voting and dispositive power with respect to the shares held by LVF1.

3
This percentage is calculated based upon 16,323,551 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s Prospectus dated August 10, 2016 and filed with the Securities and Exchange Commission on August 12, 2016.

CUSIP 74366E 102	Page 8 of 18

1	NAMES OF REPORTING PERSONS: Steven E. Hall, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒1 (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,099,4822
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,099,4822
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,099,4822
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.9%3
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

1
Lilly Ventures Fund I, LLC (“LVF1”), LV Management Group, LLC (“LV Management”), S. Edward Torres, Steven E. Hall, Ph.D. and Armen B. Shanafelt, Ph.D. (collectively, the “Reporting Persons”) may be considered members of a group for purposes of this Schedule 13D.

CUSIP 74366E 102	Page 9 of 18

2
As described in Item 5 below, the Reporting Persons beneficially own 2,099,482 shares of the Issuer’s Common Stock.  All of these shares are held by LVF1.  LV Management is the management company for LVF1 and has voting and dispositive power over the shares held by LVF1.  LV Management’s voting and dispositive decisions with respect to the shares held by LVF1 are made by LV Management’s management committee, which consists of Mr. Torres and Drs. Hall and Shanafelt. As such, each of the Reporting Persons share voting and dispositive power with respect to the shares held by LVF1.

3
This percentage is calculated based upon 16,323,551 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s Prospectus dated August 10, 2016 and filed with the Securities and Exchange Commission on August 12, 2016.

CUSIP 74366E 102	Page 10 of 18

1	NAMES OF REPORTING PERSONS: Armen B. Shanafelt, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒1 (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,099,4822
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,099,4822
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,099,4822
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.9%3
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

1
Lilly Ventures Fund I, LLC (“LVF1”), LV Management Group, LLC (“LV Management”), S. Edward Torres, Steven E. Hall, Ph.D. and Armen B. Shanafelt, Ph.D. (collectively, the “Reporting Persons”) may be considered members of a group for purposes of this Schedule 13D.

CUSIP 74366E 102	Page 11 of 18

2
As described in Item 5 below, the Reporting Persons beneficially own 2,099,482 shares of the Issuer’s Common Stock.  All of these shares are held by LVF1.  LV Management is the management company for LVF1 and has voting and dispositive power over the shares held by LVF1.  LV Management’s voting and dispositive decisions with respect to the shares held by LVF1 are made by LV Management’s management committee, which consists of Mr. Torres and Drs. Hall and Shanafelt. As such, each of the Reporting Persons share voting and dispositive power with respect to the shares held by LVF1.

3
This percentage is calculated based upon 16,323,551 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s Prospectus dated August 10, 2016 and filed with the Securities and Exchange Commission on August 12, 2016.

CUSIP 74366E 102	Page 12 of 18

INTRODUCTION

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D).  This Schedule 13D is being filed by Lilly Ventures Fund I, LLC, LV Management Group, LLC, S. Edward Torres, Steven E. Hall, Ph.D. and Armen B. Shanafelt, Ph.D. to report the acquisition of the common stock of Protagonist Therapeutics, Inc., as described in Item 3 below.

ITEM 1.                      SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is common stock, par value $0.00001 per share (the “Common Stock”) of Protagonist Therapeutics, Inc., a Delaware corporation (the “Issuer” or “Protagonist”).  The principal executive offices of the Issuer are located at 521 Cottonwood Drive, Suite 100, Milpitas, California 95035.

ITEM 2.                      IDENTITY AND BACKGROUND

(a)
This Schedule 13D is filed by (i) Lilly Ventures Fund I, LLC (“LVF1”), a Delaware limited liability company, (ii) LV Management Group, LLC (“LV Management”), a Delaware limited liability company, (iii) S. Edward Torres, an individual, (iv) Steven E. Hall, Ph.D., an individual and (v) Armen B. Shanafelt, Ph.D., an individual (collectively, the “Reporting Persons”).

(b)	The address of the principal place of business of each of the Reporting Persons is c/o LV Management Group, LLC, 115 West Washington Street, Suite 1680-South, Indianapolis, Indiana 46204.

(c)	The principal business of each of the Reporting Persons is the venture capital investment business.

(d)
During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule 1 hereto (the “Listed Persons”) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of LVF1 and LV Management are Delaware limited liability companies; each of the individual Reporting Persons are citizens of the United States.

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 2,099,482 shares of Common Stock, consisting of (i) 1,516,149 shares of Common Stock that were acquired by LVF1 prior to the Issuer’s initial public offering (the “IPO”) and (ii) 583,333 shares of Common Stock that were purchased by LVF1 in the IPO at the public offering price of $12.00 per share.  The IPO closed on August 16, 2016.

The 1,516,149 shares of Common Stock acquired prior to the IPO were acquired as follows:

●
206,896 shares of Common Stock were acquired at the closing of the IPO upon the automatic conversion of 3,000,000 shares of Series A Preferred Stock, which were purchased for an aggregate purchase price of $3.0 million.

●
630,541 shares of Common Stock were acquired at the closing of the IPO upon the automatic conversion of 9,142,857 shares of Series B Preferred Stock, which were purchased for an aggregate purchase price of $4.0 million.

●
678,712 shares of Common Stock were acquired at the closing of the IPO upon the automatic conversion of 9,841,333 shares of Series C Preferred Stock, which were purchased for an aggregate purchase price of $4.9 million.

The 583,333 shares of Common Stock acquired in the IPO were purchased for an aggregate purchase price of $7.0 million.

The funds used by LVF1 to acquire the securities described above were obtained from capital contributions by its members.

CUSIP 74366E 102	Page 13 of 18

ITEM 4.                      PURPOSE OF TRANSACTION

LVF1 purchased the Common Stock for investment purposes. Except as set forth herein and except that the Reporting Persons or any of their affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, as of the date of this Schedule 13D, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Listed Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)
Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER

(a)
As of the date hereof, LVF1 is the record owner of 2,099,482 shares of Common Stock.  LV Management is the management company for LV and has voting and dispositive power over the shares held by LVF1.  As such, LV Management may be deemed to beneficially own the shares held by LVF1.  LV Management’s voting and dispositive decisions with respect to the shares held by LVF1 are made by LV Management’s management committee, which consists of Mr. Torres and Drs. Hall and Shanafelt, each of which may be deemed to beneficially own the shares held by LVF1.

Each of the Reporting Persons may be deemed to beneficially own 12.9% of the Issuer’s outstanding Common Stock, which percentage is calculated based upon 16,323,551 outstanding shares of Common Stock, as reported in the Issuer’s Prospectus dated August 10, 2016, as filed with the Securities and Exchange Commission on August 12, 2016.

(b)

	Number of Shares

Reporting Person	Power to vote or Direct the Vote		Power to Dispose or Direct the Disposition
	Sole	Shared	Sole	Shared
Lilly Ventures Fund I, LLC	0	2,099,482	0	2,099,482
LV Management Group, LLC	0	2,099,482	0	2,099,482
S. Edward Torres	0	2,099,482	0	2,099,482
Steven E. Hall, Ph.D.	0	2,099,482	0	2,099,482
Armen B. Shanafelt, Ph.D.	0	2,099,482	0	2,099,482

CUSIP 74366E 102	Page 14 of 18

(c)	Other than as described in Item 3, none of the Reporting Persons have purchased or sold any shares of the Issuer’s common stock during the past 60 days.

(d)
No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)           Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Third Amended and Restated Investors’ Rights Agreement

LVF1 and other stockholders (collectively, the “Holders”) of the Issuer have entered into a Third Amended and Restated Investors’ Rights Agreement dated July 31, 2016 (the “Investor Rights Agreement”) with the Issuer.  Subject to the terms of the Investor Rights Agreement, holders of shares having registration rights “Registrable Securities”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

Demand Registration Rights

At any time beginning February 10, 2017, the holders of a majority of Registrable Securities may, on not more than two occasions, request that the Issuer register all or a portion of their shares, subject to certain specified exceptions.

Form S-3 Registration Rights

The Holders are entitled to certain Form S-3 registration rights, provided that the Issuer has not already effected two such registrations within the twelve-month period preceding the date of such request. Such Holders may make a request that the Issuer register their shares on Form S-3 if the Issuer is qualified to file a registration statement on Form S-3. Such request for registration on Form S-3 must cover securities the aggregate offering price of which, before payment of underwriting discounts and commissions, is at least $2.5 million.

Piggyback Registration Rights

In the event that the Issuer proposes to register any of its securities under the Securities Act of 1933, as amended (the “Securities Act”), in another offering, either for its own account or for the account of other security holders, the Holders will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever the Issuer proposes to file a registration statement under the Securities Act, including a registration statement on Form S-3 as discussed above, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8, the Holders are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration. However, in no event shall the aggregate value of securities of the selling stockholders included in the offering be reduced below twenty-five percent of the total value of all of securities included in such offering.

Expenses of Registration

Subject to certain limitations, the Issuer will pay all registration expenses related to any registration effected pursuant to the demand, Form S-3, and piggyback registration rights described above. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such Holders may include.

Expiration of Registration Rights

The demand, Form S-3, and piggyback registration rights described above will expire, with respect to any particular Holder, upon the earlier of (i) August 16, 2019 or (ii) the date on which such Holder can sell all of its shares in any 90-day period under Rule 144 of the Securities Act as long as such Holder holds less than 1% of the Company’s then-outstanding equity securities.

CUSIP 74366E 102	Page 15 of 18

Lock-Up Agreement

LVF1, along with all of the Issuer’s directors (including Dr. Shanafelt), executive officers and substantially all of the Issuer’s stockholders, optionholders and warrantholders, have agreed with the underwriters for the IPO that, for a period of 180 days after August 10, 2016 and subject to specified exceptions, it will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, request or demand that the Issuer file a registration statement related to its common stock or enter into any swap or other agreement or any transaction that transfers to another, in whole or in part, directly or indirectly, the economic consequence of ownership of any common stock, whether any such swap, agreement or transaction is to be settled by delivery of share of common stock or other securities, in cash or otherwise.

The lead underwriters, Leerink Partners LLC and Barclays Capital Inc., may, in their sole discretion and at any time or from time to time before the termination of the lock-up period, without public notice, release all or any portion of the securities subject to lock-up agreements.

Other than as described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

ITEM 7.                      MATERIAL TO BE FILED AS EXHIBITS

A.
Protagonist Therapeutics, Inc. Third Amended and Restated Investor Rights Agreement, dated July 31, 2015, by and among the Issuer and certain of its stockholders (Incorporated by reference to Exhibit 4.2 of Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-212476), filed with the Securities and Exchange Commission on August 1, 2016).

B.
Form of Lock-Up Agreement (Incorporated by reference to Form of Lock-Up agreement attached as Exhibit A to the Form of Underwriting Agreement filed as Exhibit 1.1 of Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-212476), filed with the Securities and Exchange Commission on August 1, 2016).

C.	Agreement regarding filing of joint Schedule 13D.

CUSIP 74366E 102	Page 16 of 18

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 26, 2016

LILLY VENTURES FUND I, LLC

By:           LV Management Group, LLC

By:           /s/ S. Edward Torres
Name:      S. Edward Torres
Title:        Managing Director

LV MANAGEMENT GROUP, LLC

By:           /s/ S. Edward Torres
Name:      S. Edward Torres
Title:        Managing Director

/s/ S. Edward Torres

/s/ Steven E. Hall, Ph.D.

/s/ Armen B. Shanafelt, Ph.D.

CUSIP 74366E 102	Page 17 of 18

SCHEDULE 1

MEMBERS:

Eli Lilly and Company
c/o LV Management Group, LLC
115 West Washington Street, Suite 1680-South
Indianapolis, IN 46204

S. Edward Torres
c/o LV Management Group, LLC
115 West Washington Street, Suite 1680-South
Indianapolis, IN 46204

Steven E. Hall, Ph.D.
c/o LV Management Group, LLC
115 West Washington Street, Suite 1680-South
Indianapolis, IN 46204

Armen B. Shanafelt, Ph.D.
c/o LV Management Group, LLC
115 West Washington Street, Suite 1680-South
Indianapolis, IN 46204

CUSIP 74366E 102	Page 18 of 18

EXHIBIT C

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13D is being filed on behalf of each of the undersigned.

Dated:  August 26, 2016

LILLY VENTURES FUND I, LLC

By:           LV Management Group, LLC

By:           /s/ S. Edward Torres
Name:      S. Edward Torres
Title:        Managing Director

LV MANAGEMENT GROUP, LLC

By:           /s/ S. Edward Torres
Name:      S. Edward Torres
Title:        Managing Director

/s/ S. Edward Torres

/s/ Steven E. Hall, Ph.D.

/s/ Armen B. Shanafelt, Ph.D.